UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
NOBLE ROMAN’S, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
655107100
(CUSIP Number)
July 16, 2008
(Date Of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	655107100	13G

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Timothy M. Riley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		914,400

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		914,400

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		914,400

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,060,900

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.53%

12	TYPE OF REPORTING PERSON:

	IN

CUSIP No.	655107100	13G

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Angela A. Riley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		146,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		146,500

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		146,500

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,060,900

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.53%

12	TYPE OF REPORTING PERSON:

	IN

Item 1.	(a)	Name of Issuer:

NOBLE ROMAN’S, INC.

	(b)	Address of Issuer's Principal Executive Offices:

One Virginia Avenue, Suite 800
Indianapolis, Indiana 46204

Item 2.	(a)	Name of Person Filing:

Timothy M. Riley and Angela A. Riley

	(b)	Address of Principal Business Office, or if None, Residence:

34 Hedge Brook Lane
Stamford, Connecticut 06903

	(c)	Citizenship:

U.S.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

655107100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with Sections 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership as of July 31, 2008.

(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b) Percent of Class: See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:
See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:
See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:
See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 7, 2008
Signature: /s/ Timothy M. Riley
Name: Timothy M. Riley
Signature: /s/ Angela A. Riley
Name: Angela A. Riley

AGREEMENT OF JOINT FILING
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock of Noble Roman’s, Inc., and that this Agreement be included as an Exhibit to such filing.
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.
IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of August 7, 2008.
/s/ Timothy M. Riley
/s/ Angela M. Riley